UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 2)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Sage Therapeutics, Inc.

(Name of Subject Company)

(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

78667J108

(CUSIP Number of Class of Securities)

Gregory Shiferman

Sage Therapeutics, Inc.

Senior Vice President, General Counsel

55 Cambridge Parkway

Cambridge, MA 02142

(617) 299-8380

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Graham Robinson, P.C.

Laura Knoll, P.C.

Merric Kaufman

Kirkland & Ellis LLP

200 Clarendon Street

Boston, Massachusetts 02116

(617) 385-7500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Sage Therapeutics, Inc., a Delaware corporation (“Sage” or “Company”), with the Securities and Exchange Commission on July 2, 2025, relating to the tender offer by Supernus Pharmaceuticals, Inc., a Delaware corporation (“Supernus” or “Parent”), and Saphire, Inc., a Delaware corporation and a wholly owned subsidiary of Supernus (“Purchaser”), to purchase all of the outstanding shares of common stock of Sage, par value $0.0001 per share (the “Shares”), for (i) $8.50 per Share, net to the seller in cash, without interest and subject to any withholding of taxes, plus (ii) one contingent value right per Share (a “CVR”), which represents the right to receive up to $3.50 per Share upon the satisfaction of specified milestones, net to the seller in cash, without interest and subject to any withholding of taxes, pursuant to the CVR Agreement (as defined in the Agreement and Plan of Merger, dated June 13, 2025, by and among Supernus, Purchaser and Sage (the “Merger Agreement”)), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 2, 2025 (as may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as may be amended or supplemented from time to time, and together with the Offer to Purchase, the “Offer”), pursuant to the Merger Agreement.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as set forth below.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

1. By deleting the second full paragraph on page 68 in the section captioned “—U.S. Antitrust” and replacing it as follows:

“It is a condition to Purchaser’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer that the waiting period (and any extension of the waiting period) applicable to the Offer under the HSR Act shall have expired or been terminated. Under the HSR Act, the purchase of Shares in the Offer may not be undertaken until the expiration of a 30 calendar day waiting period following the filing by Supernus of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division. The required waiting period expired at 11:59 PM (Eastern Time) on July 25, 2025. Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period (or any extension thereof) under the HSR Act has been satisfied.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented as follows:

1. By inserting the following exhibit after exhibit No. (a)(5)(G) on page 70:

Exhibit No.	Description

(a)(5)(H)	Press Release issued by Supernus Pharmaceuticals, Inc., dated July 28, 2025 (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SAGE THERAPEUTICS, INC.

By: /s/ Christopher Benecchi
Name: Christopher Benecchi
Title: Chief Operating Officer and Treasurer

Dated: July 28, 2025

[Signature page to 14D-9 Amendment #2]